EXHIBIT 23
Consent of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Darwin Professional Underwriters, Inc.:
We consent to the incorporation by reference in the Registration Statements No. 333-134416 and 333-134417 on Form S-8 of Darwin Professional Underwriters, Inc. of our report dated February 23, 2007, with respect to the consolidated balance sheets of Darwin Professional Underwriters, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2006, and all related financial statement schedules, which report appears in the December 31, 2006 Annual Report on Form 10-K of Darwin Professional Underwriters, Inc.
Hartford, Connecticut
February 28, 2007